

Mail Stop 4720

October 11, 2017

Melissa K. Larkin
EVP and Chief Financial Officer
Solera National Bancorp, Inc.
319 South Sheridan Boulevard
Lakewood, CO 80226

> **Re: Solera National Bancorp, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 15, 2017**
> **CIK No. 0001357231**

Dear Ms. Larkin:

We have reviewed your draft offering statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements

1. Please update the financial statements, and other relevant portions of your filing, to include the six month interim financial period as of and ending on June 30, 2017 and the corresponding period of the preceding fiscal year. Please refer to Part F/S paragraph (b)(3)(B) of Form 1-A.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Christian E. Otteson, Esq.